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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934*



                                     IMATEC, LTD.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                     45246D 10 0
               -------------------------------------------------------
                                    (CUSIP Number)

                                     IMATEC LTD.
                 c/o Robert S. Brown, Brock Silverstein McAuliffe LLC
  One Citicorp Center, 153 East 53rd Street, 56th Floor, New York, N.Y. 10022
                                    (212) 371-2000
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         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                             NOTICES AND COMMUNICATIONS)

                                    JULY 21, 1998
               -------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            (Continued on following pages)

                                  Page 1 of 5 pages
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                                     SCHEDULE 13D

--------------------------------------       -----------------------------------
CUSIP No. 45246D 10 0                        Page 2 of 5 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Yoram Yossifoff
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

          OO  (See Item 3)
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5    check box if disclosure of legal proceedings is required pursuant to items
     2(d) or 2(e)
                                                                             / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
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                              7    SOLE VOTING POWER

 NUMBER OF                         297,000 shares of common stock, par value
  SHARES                           $.0001 per share, of the Issuer.
BENEFICIALLY                  --------------------------------------------------
  OWNED BY                    8    SHARED VOTING POWER
    EACH
  REPORTING                        - 0 -
   PERSON                     --------------------------------------------------
    WITH                      9    SOLE DISPOSITIVE POWER

                                   297,000 shares (see Item 7 above).
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     297,000 shares of Common Stock (see Item 7 above).
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.95%, based upon 3,735,201 shares of the Issuer outstanding as of August 14, 1998, as reported in the Issuer's Quarterly Report on Form 10- QSB for the quarter ended June 30, 1998.
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14   TYPE OF REPORTING PERSON*

          INDIVIDUAL
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                         -2-
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ITEM 1.   SECURITY AND ISSUERS.

          Common Stock, par value $.0001 per share
          Imatec Ltd.
          150 E. 58th Street
          New York, NY 10155

ITEM 2.   IDENTITY AND BACKGROUND.

          This Form 13-D is filed by Yoram Yossifoff, an Israeli citizen, c/o Robert S. Brown, Brock Silverstein McAuliffe LLC, One Citicorp Center, 153 East 53rd Street, 56th Floor, New York, N.Y. 10022. During the last five years, none of the persons named above in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Yoram Yossifoff acquired all of his shares of the Company's Common Stock on the open market with personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Yoram Yossifoff acquired the Securities for investment purposes.

          Except as set forth above, Mr. Yossifoff does not have a plan or proposal which relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing the Common Stock to cease to be authorized to be traded on the NASDAQ Bulletin Board.

          (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or


                                         -3-
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          (j) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          (a) through (d): See Item 3 above. Mr. Yossiffof has sole power to vote and sole authority to dispose or direct the dispositions of the entire amount of Common Stock reported by this Schedule 13-D.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.











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                                      SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Date: October 7, 1998



                                   By: /s/ Yoram Yossifoff
                                      ---------------------------------
                                      Yoram Yossifoff